Exhibit 99.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”), is made this 7th day of September, 2012. Executive shall begin full time employment on September 24, 2012 (the “Effective Date”) by and between Alex Chang, an individual resident of the State of California (the “Executive”), residing at [***] and RealPage, Inc., a Delaware company (the “Employer”), located at 4000 International Parkway, Carrollton, TX 75007.

WHEREAS, the Parties desire to enter into this Agreement setting forth the terms and conditions of the employment relationship between Executive and Employer; and

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth below, the parties hereby agree as follows:

1. Employment and Consideration. Employer hereby agrees to employ Executive, and Executive hereby accepts such employment, on the terms and conditions hereinafter set forth. In consideration of the promises of Executive contained in this Agreement, the Company also agrees to provide Executive with confidential information of the Company necessary for the performance of his position.

2. Employment Screening. Executive has successfully completed a pre-employment drug test, pre-employment consumer report verification, and the Employer new hire paperwork, each of which was to be conducted in accordance with applicable state and/or federal law. Executive understands and agrees that he will be subject and enjoy all of the benefits related to Employer’s general policies and practices concerning senior executive employees. To the extent of any inconsistency between such general policies and practices and the terms of this Agreement, the terms which afford the Executive the greatest benefit shall apply.

3. Employment Period. The period during which Executive shall furnish services to Employer hereunder (the “Employment Period”) shall commence on the Effective Date and shall end on the Date of Termination (as defined in Section 8(b) below). Nothing in this Section shall limit the right of Employer or Executive to terminate Executive’s employment hereunder on the terms and conditions set forth in Section 7 hereof.

4. Position and Duties.

(a) Office; Reporting; Duties. During the Employment Period, Executive shall serve as President of Employer’s LeaseStar division. Executive shall report directly to the Chief Executive Officer of RealPage or such other executive as the Chief Executive Officer of RealPage shall designate, which alternative reporting shall be consistent with and recognize Executive’s senior position in Employer (“Supervisory Executive”). Executive shall have those powers, duties and perquisites consistent with a senior management position and such other powers and duties as may be prescribed by the Supervisory Executive, provided that such other powers and duties are consistent with the scope, dignity and perquisites of Executive’s position within the management structure of RealPage.

(b) Commitment of Full Time Efforts. Executive agrees to devote substantially his full working time, attention and energies to the performance of his duties for Employer, provided, however, that it shall not be a violation of this Agreement for Executive to, by way of example and not in limitation thereof, (i) serve on civic or charitable boards or committees, (ii) serve on corporate boards or committees, with the prior consent of Employer, which consent shall not be unreasonably withheld, and (iii) give speeches and make media appearances in his individual capacity to discuss matters of public interest (so long as such shall not involve any illegal conduct), so long as the foregoing activities comply with the RealPage, Inc. Code of Business Conduct and Ethics and do not interfere materially with the performance of Executive’s responsibilities for Employer.

5. Place of Performance. Executive shall perform his duties for Employer primarily from the offices of Employer, located in San Francisco, California, in addition to spending no less than six (6) business days per month in Employer’s principal location in Carrollton, Texas or at other Employer locations for the first twelve months. In addition to the first sentence, Executive agrees to spend a minimum of three days in Dallas in early October 2012.

6. Compensation and Related Matters.

(a) Base Salary. As compensation for the performance by Executive of his obligations hereunder, during the Employment Period, Employer shall pay Executive a base salary at a rate not less than TWENTY-SIX THOUSAND SIX HUNDRED SIXTY-SIX DOLLARS AND SIXTY-SEVEN CENTS ($26,666.67 U.S.) per month, or THREE HUNDRED TWENTY THOUSAND DOLLARS ($320,000 U.S.) on an annualized basis (the base salary, at the rate in effect from time to time, is hereinafter referred to as the “Base Salary”). Base Salary shall be paid in approximately equal installments in accordance with Employer’s customary payroll practices and legal requirements regarding withholding and deductions. During the Employment Period, the Base Salary shall be reviewed no less frequently than annually (commencing in 2013) to determine whether or not the same should be adjusted in light of the duties, responsibilities and performance of Executive and other relevant factors.

(b) Annual Bonus. Executive shall be eligible for an annual bonus under the terms of the RealPage Management Incentive Plan (“MIP Target”) of 50% of his Base Salary for achievement of MIP Target at 100%. The performance criteria shall be as established by the Compensation Committee of Employer’s Board of Directors. To be eligible for the Annual Bonus, Executive must be employed by Employer on December 31 of the year with regard to which the Annual Bonus is applicable and must be employed on the date the Annual Bonus is paid. Annual Bonuses, if earned, shall be paid according to the RealPage Management Incentive Plan on or before March 30 of the year following the year for which the bonus was earned. In addition, solely for the 2012 calendar year, Executive shall receive a one-time SIXTY THOUSAND DOLLAR ($60,000) signing bonus within thirty days of executing this Agreement.

(c) Equity Grants. Under the terms and conditions of the RealPage, Inc. Amended and Restated 2010 Equity Incentive Plan (the “Plan”) and subject to Compensation Committee approval, which approval has been obtained subject to final approval of this Agreement by the Chief Executive Officer of RealPage, Executive, shall be granted an option to purchase 50,000 shares of RealPage common stock (“Stock Option Grant”), pursuant to a Notice of Stock Option Grant in the form attached as Exhibit I hereto; and 25,000 shares of RealPage restricted stock (“Restricted Stock Grant”) pursuant to a Restricted Stock Agreement in the form attached as Exhibit II hereto.

(d) Expenses and Vacations. Employer, according to its standard travel policy, shall reimburse Executive for all reasonable, in-policy business expenses upon the presentation of itemized statements of such expenses. Executive shall be entitled to three (3) weeks paid vacation per year, in accordance with Employer’s vacation policy and practice applicable to senior executives of Employer.

(e) Fringe Benefits and Perquisites. During the Employment Period, Employer shall make available to Executive all the fringe benefits and perquisites that are made available to other senior executives of Employer.

(f) Other Benefits. During the Employment Period, Executive shall be eligible to participate in all other employee welfare benefit plans and other benefit programs (including group life insurance, medical and dental insurance, and accident and disability insurance) made available generally to employees or senior executives of RealPage.

7. Termination. Executive’s employment hereunder may be terminated under the following circumstances, in each case subject to the provisions of this Agreement:

(a) Death. Executive’s employment hereunder shall terminate upon his death.

(b) Disability. If, as a result of Executive’s incapacity due to physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation, Executive shall have been absent from his duties hereunder on a full-time basis (i) for a period of six consecutive months or (ii) for shorter periods aggregating six months during any twelve month period, and, in either case, within thirty (30) days after written Notice of Termination (as described in Section 8(a) hereof) is given, Executive shall not have returned to the performance of his duties hereunder on a full-time basis, Employer may terminate Executive’s employment hereunder for “Disability.”

(c) Cause. Employer may terminate Executive’s employment hereunder for Cause. In the event of a termination under this Section 7(c), the Date of Termination shall be the date set forth in the Notice of Termination. For purposes of this Employment Agreement, “Cause” means the occurrence of any of the following events which are not cured by Executive within ten (10) days after receipt of written notice of such alleged cause from Employer or, if such event cannot be corrected within such ten (10) day period, if Executive does not commence to correct such default within said ten (10) day period and thereafter diligently prosecute the correction of same to completion within a reasonable time, provided, however, for no period greater than thirty (30) days: (i) Executive’s conviction for any acts of fraud or breach of trust or any felony criminal acts; (ii) Executive’s making a materially false written statement to Employer’s auditors or legal counsel; (iii) Executive’s material falsification of any corporate document or form; (iv) any material breach by Executive of any Employer published policy received and acknowledged by Executive in writing; (v) any material breach by Executive of the provisions of this Employment Agreement; or (vi) Executive’s making a material misrepresentation of fact or omission to disclose material facts in relation to transactions occurring in the business and financial matters of Employer; or (vii) Executive’s failure—in the sole opinion of Employer—to perform Executive’s duties which failure has not been cured within ten (10) days after written notice thereof has been given by Employer to Executive specifying the failure to perform alleged to give rise to Cause, provided that Employer shall be required to give only one notice as to a particular type of failure.

(d) Good Reason. For purposes of this Agreement, “Good Reason” shall mean, without Executive’s written consent: (i) there is a material reduction of the level of Executive’s compensation (excluding any bonuses) (except where there is a general reduction applicable to the management team generally), (ii) there is a material reduction in Executive’s overall responsibilities or authority, or scope of duties, it being understood that a reduction in Executive’s responsibilities or authority following a Change of Control shall not constitute Good Reason unless there also occurs a demotion in Executive’s title or position; or (iii) a material change in the geographic location at which Executive must perform his services (except as provided in Section 5 above); provided, that in no instance will the relocation of Executive to a facility or a location of ten (10) miles or less from Executive’s then current office be deemed material for purposes of this Agreement.

In the event of a resignation for Good Reason, Executive must provide Employer with written notice of the acts or omissions constituting the grounds for Good Reason within ninety (90) days of the initial existence of the grounds for Good Reason and a reasonable opportunity for the Company to cure the conditions giving rise to such Good Reason, which shall not be less than thirty (30) days following the date of notice from Executive. If Employer cures the conditions giving rise to such Good Reason within thirty (30) days of the date of such notice, Executive will not be entitled to severance payments and/or benefits contemplated by Section 9(a) above if Executive thereafter resigns from Employer based on such grounds.

(e) Other Terminations. Notwithstanding the foregoing provisions, Employer may terminate Executive’s employment at any time, for any reason, with or without cause, and Executive may terminate his employment at any time, with or without cause, in accordance with applicable state and federal law. The parties acknowledge that Executive is an at-will employee of Employer.

8. Termination Procedure.

(a) Notice of Termination. Any termination of Executive’s employment by Employer or by Executive (other than termination pursuant to Section 7(a) hereof or through expiration of the Term) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 15.

(b) Date of Termination. “Date of Termination” shall mean (i) if Executive’s employment is terminated by his death, the date of his death, (ii) if Executive’s employment is terminated pursuant to Section 7(b), thirty (30) days after Notice of Termination is given (provided that Executive shall not have returned to the performance of his duties on a full-time basis during such thirty (30) day period), (iii) if Executive’s employment is terminated pursuant to Section 7(c), the date specified in the Notice of Termination, (iv) if Executive terminates his employment for Good Reason, ten (10) days after Notice of Termination if Employer’s breach shall be uncured, and (v) if Executive’s employment is terminated pursuant to Section 7(e), immediately upon written notice delivered by the terminating party to the other, unless such notice designates a different termination date.

9. Compensation Upon Termination.

(a) Death; Disability; Termination By Employer without Cause or By Executive for Good Reason. If Executive’s employment is terminated by reason of his death or Disability or by Employer without Cause or by Executive for Good Reason, Employer shall pay to Executive (or his legal representatives or estate or as may be directed by the legal representatives of his estate, as the case may be) (i) twelve (12) equal monthly installments of an amount per installment equal to one twenty-fourth of Executive’s annualized Base Salary (determined as of the Date of Termination), (ii) a lump sum cash payment, within five days following such Date of Termination, of an amount equal to any earned but unpaid Base Salary or bonus due to Executive in respect of periods through the Date of Termination (determined without regard to the employment date eligibility requirements set forth in Section 6(b)) plus accrued vacation in accordance with Employer’s vacation policy — subject to all required deductions and withholdings (the “Accrued Amounts”). The amount set forth in Section 9(a)(i) shall be payable if and only if the Executive shall have executed and not revoked within thirty (30) days following the Date of Termination (or other later date specified by Employer) not to exceed the 60th day following the Date of Termination (the “Release Deadline”) a full Release and Covenant not to sue the Employer and its employees, officers, directors and stockholders in the form provided by Employer, which form shall also include a full release of Executive and Employer’s covenant to continue the benefits that Executive enjoyed pursuant to indemnification provisions and similar protection contained in Employer’s governing documents and insurance policies.

(b) Cause or By Executive Other than for Good Reason. If Executive’s employment is terminated by Employer for Cause or by Executive other than for Good Reason, then Employer shall pay Executive, within five (5) days following such Date of Termination, in a lump sum cash payment, the Accrued Amounts.

10. No Mitigation. Executive shall not be required to mitigate amounts payable pursuant to Section 9 of this Agreement by seeking other employment or otherwise, nor shall such payments be reduced on account of any remuneration earned by Executive attributable to employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by Executive to Employer or otherwise.

11. Confidentiality and Non-Solicitation.

(a) Non-Disclosure and Non-Use of Confidential Information. Executive shall not disclose any Employer Confidential Information to any third party (other than accountants, lawyers and other third parties engaged by and working at the behest of Employer) without the specific written consent of Employer and shall use Employer Confidential Information solely for the benefit of Employer. For a period of five (5) years following the termination of Executive’s employment with the Company (regardless of whether termination is voluntary or involuntary and with or without cause), Executive will not, without the written consent of the Company, use, disclose, reproduce, or distribute any of the Company’s Confidential Information.

(b) Definition of Confidential Information. For purposes of this Agreement, Employer “Confidential Information” shall mean all information, regardless of its form or format, about the Company, its Customers and employees that is not readily accessible to the public and not a matter of common knowledge in the Company’s business trade or industry and that is disclosed to or learned by Executive as a direct or indirect consequence of or through Executive’s employment with Employer – about Employer, its parents or subsidiaries, including information about Employer’s technology, finances, business methods, plans, operations, services, products and processes (whether existing or contemplated), or any of its executives, clients, agents or suppliers, information relating to software programs, source codes or object codes; computer systems; computer systems analyses, testing results; flow charts and designs; product specifications and documentation; user documentation; sales plans; sales records; sales literature; customer lists and files; research and development projects or plans; marketing and merchandising plans and strategies; pricing strategies; price lists; sales or licensing terms and conditions; consulting sources; supply and service sources; procedure or policy manuals; legal matters; financial statements; financing methods; financial projections; and the terms and conditions of business arrangements with its parent, clients, suppliers, banks, or other financial institutions.

(c) Non-Solicitation of Customers. Executive hereby agrees that, during the Employment Period and for a period of three (3) years thereafter (the “Restricted Period”), (other than on behalf of Employer or its affiliates), Executive shall not in any way directly or indirectly, for the purpose of conducting or engaging in a Competing Business:

(i) solicit any business from, or attempt to sell any products or services, or to call upon or solicit any customer or client of the Company then-existing, or any Past customer of Employer, or any affiliate of Employer that Executive had direct or indirect contact while employed with Employer if by doing so the customer or client would reduce the business it is then doing with Company;

(ii) assist, cooperate or encourage any third party to do any of the foregoing.

For purposes of this Section 11(c) and (d), the term “Past” customer or “Past” licensee shall refer to any former customer or licensee of Employer or any affiliate within two (2) years of their having ceased to be a customer or licensee of Employer or any affiliate. “Competing Business”

means the business of developing, designing, publishing, marketing, maintaining or distributing databases and software applications which are competitive with products or services of Employer, are generally referred to as “single family or multi-tenant real estate management applications” and are generally used at apartment communities by personnel engaged in the operation, screening, call center, leasing, pricing, promotion and maintenance of apartment units. Without limitation of the foregoing, single family or multi-tenant real estate management applications, data bases, software and services shall include software used in prospecting, selling or screening potential residents, performing property management or accounting functions, providing pricing information or performing market research, communicating via the Internet with applicants, residents, service providers, suppliers and advertising providers, facilitating or providing billing, payments and cash management services, vendor screening and vendor compliance services, providing energy management or convergent billing services and producing, soliciting and/or assisting with the solicitation of insurance products or services or developing, marketing or selling a single family or multi-tenant vendor network solution.

(d) Non-Solicitation of Licensees. Executive hereby agrees that, during the Restricted Period (other than on behalf of Employer or its affiliates), Executive shall not in any way directly or indirectly, for the purpose of conducting or engaging in a Competing Business:

(i) solicit any business from, or attempt to sell any products or services, or to call upon or solicit any licensee of the Company then-existing, or any Past licensee of Employer, or any affiliate of Employer that Executive had direct or indirect contact while employed with Employer if by doing so the licensee would reduce the business it is then doing with Company;

(ii) assist, cooperate or encourage any third party to do any of the foregoing.

For purposes of this Section 11(e), the term “Past” customer or “Past” licensee shall refer to any former customer or licensee of Employer within two (2) years of their having ceased to be a customer or licensee of Employer.

(e) Non-Interference with Employees. Executive hereby agrees, during the Restricted Period, not to, directly or indirectly, solicit or induce any of Employer’s or any affiliate’s then-existing employees, representatives, consultants or agents to give up employment with or representation of Employer or any affiliate.

(f) Non-Interference with Business Relationships. Executive hereby agrees, during the Restricted Period, that Executive shall not, directly or indirectly, for the purpose of conducting or engaging in a Competing Business, utilize Employer Confidential information to interfere with, impair, or adversely affect any contractual relationships or business relationships between the Employer and any of the technology or distribution companies with whom the Employer or any affiliate has strategic relationships.

(g) Non-Disparagement. Each Party hereby agrees that during the Restricted Period, such Party shall not disparage either orally or in writing the other Party and in the case of Employer any affiliate of Employer, their products or services, or their officers, directors, or employees.

(h) Injunctive Relief. Executive recognizes and agrees that the injury the Employer will suffer in the event of a breach of this Section 11 may cause the Employer irreparable injury that cannot adequately be compensated by monetary damages alone. Therefore, in the event of a breach of this Section 11 by Executive, or any attempted or threatened breach, Executive agrees that the Employer, without limiting any legal or equitable remedies available to it, may be entitled to equitable relief by preliminary and permanent injunction or otherwise, without the necessity of posting any bond or undertaking, against Executive and/or the business enterprise with which Executive may have become associated, from any court of competent jurisdiction.

12. Reasonableness of Restrictions. Executive understands and acknowledges that Employer would not have entered into the Employment Agreement, unless and until it had secured from Executive assurance that Executive would become and remain, until the Date of Termination, as an Executive of Employer in accordance with the terms and conditions hereof including the specific restriction on disclosure of confidential information in accordance with the terms of Section 11 hereof. Executive expressly acknowledges and agrees that the covenants and restrictive agreements contained in this Agreement are reasonable as to scope, location, and duration and that observation thereof will not cause Executive undue hardship or unreasonably interfere with Executive’s ability to earn a livelihood and practice Executive’s present skills and trades. Executive has consulted with legal counsel of his selection regarding the meaning of such covenants and restrictions, which have been explained to his satisfaction.

13. Successors; Binding Agreement.

(a) Employer’s Successors. Employer shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of its businesses and/or assets (“Transaction”) to assume and agree to perform this Agreement in the same manner and to the same extent that Employer would be required to perform it if no such succession had taken place. Employer may honor the obligation set forth in the preceding sentence through execution in the course of consummating the Transaction of either a specific assignment and assumption agreement relating to the obligations set forth herein, or a general assignment and assumption agreement. Failure of Employer to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a material breach of a material provision of this Agreement and shall entitle Executive to compensation in the same amount and on the same terms as he would be entitled to hereunder if he terminated his employment for Good Reason, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, the “Employer” shall mean Employer as hereinbefore defined and any successor to the business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 13 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(b) Executive’s Successors. This Agreement shall not be assignable by Executive. This Agreement and all rights of Executive hereunder shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amounts unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee, or other designee or, if there be no such designee, to Executive’s estate.

14. Indemnification. To the fullest extent permitted by law, Employer shall indemnify Executive (including the advancement of legal, accounting and other expert expenses) for any judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred by Executive in connection with the defense of any lawsuit or other claim to which he is made a party by reason of performing his responsibilities as an officer or executive of Employer or any of its subsidiaries; except that, Employer shall have no such duty of indemnification with regard to claims or suits brought, for any reason, against Executive by any former employer of Executive.

15. Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered to a national overnight delivery service or (unless otherwise specified) mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as set forth in the Preamble of this Agreement or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt. No notices may be given via e-mail or facsimile transmission.

16. Severability. Should any term, condition, provision or part of this Agreement be found to be unlawful, invalid, illegal or unenforceable, that portion shall be deemed null and void and severed from the Agreement for all purposes, but such illegality, or invalidity or unenforceability shall not affect the legality, validity or enforceability of the remaining parts of this Agreement, and the remainder of the Agreement shall remain in full force and effect, unless such would be manifestly inequitable or would serve to deprived either party of a material part of what it bargained for in entering in this Agreement.

17. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

18. Withholding. Notwithstanding any other provision of this Agreement, Employer may withhold from amounts payable under this Agreement all federal, state, local and foreign taxes that are required to be withheld by applicable laws or regulations.

19. Confidential Information and Invention Assignment. Executive shall execute and deliver a Confidential Information, Invention Assignment and Arbitration Agreement in the form attached as Exhibit III hereto.

20. Outside Fees. Executive agrees and covenants not to solicit or receive, in connection with his employment with Employer, any income or other compensation from any third party doing business with Employer, including, without limitation, any supplier, client, customer, or executive of Employer.

21. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Executive and an authorized officer of Employer. No waiver by any party hereto at any time of any breach by the other parties hereto of, or compliance with, any condition or provision of this Agreement to be performed by any such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. Any termination of Executive’s employment or of this Agreement shall have no effect on any continuing obligations arising under this Agreement, including without limitation, the right of Executive to receive payments pursuant to Section 9 hereof and the obligations of Executive described in Section 11 hereof.

22. Applicable Law, Venue, Jurisdiction and Arbitration. This Agreement shall be governed, construed, and enforced in accordance with the laws of the State of Texas, or U.S. federal law when applicable and supreme (without regard to the principles of conflicts of law). Any action or proceeding concerning, related to, regarding, or commenced in connection with the Agreement must be brought in a state or federal court located in San Francisco, California, and the parties to the Agreement hereby irrevocably submit to the personal jurisdiction of such courts and waive any objection they may now or hereafter have as to the venue of any such action or proceeding brought in any such court, or that any such court is an inconvenient forum.

(a) Arbitration Option. Either party shall also have the option to submit any disputes between Executive (and his attorneys, successors, and assigns) and Employer (and its Affiliates, shareholders, directors, officers, employees, agents, successors, attorneys, and assigns) relating in any manner whatsoever to Executive’s employment or termination thereof by either party, including, without limitation, all disputes arising under this Agreement, (“Arbitrable Claims”) to binding arbitration in Denton County, Texas, pursuant to the rules of the American Arbitration Association and the arbitration rules set forth in Texas Code of Civil Procedure (the “Rules”). The arbitrator shall administer and conduct any arbitration in accordance with Texas law, including the Texas Code of Civil Procedure, or U.S. federal law when applicable and supreme. To the extent that the AAA Employment Rules conflict with Texas or U.S. federal law, Texas or U.S. federal law shall take precedence. All persons and entities specified in this Section (other than Employer and Executive) shall be considered third-party beneficiaries of the rights and obligations created by this Section on Arbitration. The decision of the Arbitrator shall be final and binding on the parties and judgment upon the award may be entered in any of the aforementioned courts having jurisdiction over this Agreement.

(b) Arbitrable Claims. Arbitrable Claims shall include, but are not limited to, contract (express or implied) and tort claims of all kinds, as well as all claims based on any federal, state, or local law, statute, or regulation, excepting only claims under applicable workers’ compensation law and unemployment insurance claims. By way of example and not in limitation of the foregoing, Arbitrable Claims shall include (to the fullest extent permitted by law) any claims arising under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, as well as any claims asserting wrongful termination, harassment, breach of contract, breach of the covenant of good faith and fair dealing, negligent or intentional infliction of emotional distress, negligent or intentional misrepresentation, negligent or intentional interference with contract or prospective economic advantage, defamation, invasion of privacy, and claims related to disability. The parties shall be eligible to recover in arbitration any and all types of relief that would otherwise be available to them if they brought their claims in a judicial forum. Executive understands that this Agreement does not prohibit him from pursuing an administrative claim with a local, state, or federal administrative body or government agency that is authorized to enforce or administer laws related to employment, including, but not limited to, the Department of Fair Employment and Housing, the Equal Employment Opportunity Commission, the National Labor Relations Board, or the Workers’ Compensation Appeals Board. This Agreement does, however, preclude Executive from pursuing court action regarding any such claim, except as permitted by law.

(c) Procedure.

1. Initiation. Arbitration of Arbitrable Claims shall be in accordance with the Employment Rules and Mediation Procedures of the American Arbitration Association as amended (“AAA Employment Rules”), as augmented in this Agreement. Arbitration shall be initiated as provided by the AAA Employment Rules, although the written notice to the other party initiating arbitration shall also include a statement of the claim(s) asserted and the facts upon which the claim(s) are based. Either party may bring an action in court to compel arbitration under this Agreement and to enforce an arbitration award.

2. Binding Arbitration. Arbitration shall be final and binding upon the parties and shall be the exclusive forum for all Arbitrable Claims, except for any appeals or enforcement of an arbitration award. Should one party select arbitration pursuant to this Agreement, then no other party shall initiate or prosecute any lawsuit or administrative action on overlapping issues of law or fact, unless the rights or obligations of third parties not subject to being determined in such arbitration are affected or must be determined in order for there to be a complete determination of the controversy, in which event the arbitration may be stayed or dismissed pending determination of the parties’ rights in a different forum where appropriate third parties are joined.

3. Venue. All arbitration hearings under this Agreement shall be conducted in Denton County, Texas.

4. Arbitrator’s Decision Must Be In Writing. The decision of the arbitrator shall be in writing and shall include a statement of the essential conclusions and findings upon which the decision is based.

(d) Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS, INCLUDING WITHOUT LIMITATION ANY RIGHT TO TRIAL BY JURY AS TO THE MAKING, EXISTENCE, VALIDITY, OR ENFORCEABILITY OF THE AGREEMENT TO ARBITRATE.

(e) Arbitrator Selection and Authority. All disputes involving Arbitrable Claims shall be decided by a single arbitrator. The arbitrator shall be selected by mutual agreement of the parties within thirty (30) days of the effective date of the notice initiating the arbitration. If the parties cannot agree on an arbitrator, then the complaining party shall notify the AAA and request selection of an arbitrator in accordance with the AAA Employment Rules. The arbitrator shall have only such authority to award equitable relief, damages, costs, and fees as a court would have for the particular claim(s) asserted. The arbitrator shall have exclusive authority to resolve all Arbitrable Claims, including, but not limited to, whether any particular claim is arbitrable and whether all or any part of this Agreement is void or unenforceable.

(f) Arbitration Fees. Employer shall pay the expenses and fees of the arbitrator, together with other expenses of the arbitration incurred or approved by the neutral arbitrator, but excluding an initial filing fee of $100 (payable to AAA), and counsel fees or witness fees or other expenses incurred by a party for his or own benefit. If the allocation of responsibility for payment of the arbitrator’s fees would render the obligation to arbitrate unenforceable, the parties authorize the arbitrator to modify the allocation as necessary to preserve enforceability.

(g) Confidentiality. All proceedings and all documents prepared in connection with any Arbitrable Claim shall be confidential and, unless otherwise required by law, the subject matter thereof shall not be disclosed to any person other than the parties to the proceedings, their counsel, witnesses and experts, tax and financial advisors and immediate family members of Executive, the arbitrator, and, if involved, the court and court staff. All documents filed with the arbitrator or with a court shall be filed under seal. The parties shall stipulate to all arbitration and court orders necessary to effectuate fully the provisions of this subsection concerning confidentiality.

(h) Continuing Obligations. The rights and obligations of Executive and Employer set forth in this Section on Arbitration shall survive the termination of Executive’s employment and the expiration of this Agreement.

23. Section 409A.

1. Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the final regulations and any guidance promulgated thereunder (“Section 409A”) at the time of Executive’s termination (other than due to death), and the severance payable to Executive, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits which may be considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) will not and could not under any circumstances, regardless of when such termination occurs, be paid in full by March 15 of the year following Executive’s termination, then only that portion of the Deferred Compensation Separation Benefits which do not exceed the Section 409A Limit (as defined below) may be made within the first six (6) months following Executive’s termination of employment in accordance with the payment schedule applicable to each payment or benefit.

For these purposes, each severance payment is hereby designated as a separate payment and will not collectively be treated as a single payment. Any portion of the Deferred Compensation Separation Benefits in excess of the Section 409A Limit shall accrue and, to the extent such portion of the Deferred Compensation Separation Benefits would otherwise have been payable within the first six (6) months following Executive’s termination of employment, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive’s termination. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following his termination but prior to the six (6) month anniversary of his termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit.

2. The foregoing provision is intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. Employer and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

3. For purposes of this Agreement, “Section 409A Limit” will mean the lesser of two (2) times: (A) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during the Employer’s taxable year preceding Employer’s taxable year of Executive’s termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive’s employment is terminated.

24. Entire Agreement. This Agreement, including the Notice of Stock Option Grant attached as Exhibit I, the , the Restricted Stock Agreement attached as Exhibit II, and the Confidential Information, Invention Assignment and Arbitration Agreement attached as Exhibit III, sets forth the entire agreement of the parties hereinafter in respect of the subject matter contained herein and supersedes all prior agreements, letters of intent, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by an officer, executive or representative of any party hereto; and any prior agreement of the parties hereto in respect to the subject matter contained herein. Executive acknowledges and agrees that no officer, executive or representative of Employer is authorized to offer any term or condition of employment which is in addition to or different than those set forth in this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties, intending to be legally bound, have executed this Agreement on the Effective Date.

REALPAGE, INC.

By:	/s/ Stephen T. Winn
Name:	Stephen T. Winn
Title:	Chief Executive Officer

EXECUTIVE:

/s/ Alex Chang
Alex Chang

(Signature Page – Employment Agreement)